VF 3 6 03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
FEB 27 2003
155

SEC FILE NUMBER

8-47674



03011169

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-02__ AND ENDING __12-31-02__
                                    MM/DD/YY                          MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lane Financial LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Abbotsford Road
(No. and Street)

| Kenilworth | IL | 60043 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morton N. Lane                                   (847) 853-0368
                                              (Area Code — Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz & Chez, LLP
(Name — if individual, state last, first, middle name)

| 141 W. Jackson Blvd., Suite 2900 | Chicago, IL | | 60604 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | Zip Code |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, _____Morton N. Lane_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Lane Financial, LLC_____, as of ____December 31____, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Member
Title

_____

This report **contains** (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.  [ Same Page
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.  [
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANE FINANCIAL L.L.C.

(An Illinois Limited Liability Company)

**REPORT PURSUANT TO RULE X-17a-5(d)**

YEAR ENDED DECEMBER 31, 2002

# CONTENTS

# SCHULTZ & CHEZ, L.L.P.
## Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

## INDEPENDENT AUDITOR'S REPORT

To the Member of

LANE FINANCIAL L.L.C.

Kenilworth, Illinois

We have audited the accompanying statement of financial condition of LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), as of December 31, 2002, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz and Chez, LLP

Chicago, Illinois
January 24, 2003

# LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2002

**ASSETS**

| | |
|---|---:|
| Cash | $ 29,629 |
| Securities owned, not readily marketable | 3,300 |
| Furniture and equipment, net | 12,932 |
| Accounts receivable | 83,464 |
| **TOTAL ASSETS** | **$ 129,325** |

**LIABILITIES**

| | |
|---|---:|
| Accounts payable | $ 4,960 |
| **TOTAL LIABILITIES** | **$ 4,960** |

**MEMBER'S EQUITY**

| | |
|---|---:|
| MEMBER'S EQUITY | $ 124,365 |
| TOTAL LIABILITIES & MEMBER'S EQUITY | $ 129,325 |

The accompanying notes are an integral
part of these financial statements.

# LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)

## STATEMENT OF INCOME

### YEAR ENDED DECEMBER 31, 2002

**REVENUES**

| | |
|---|---:|
| Consulting | $ 264,950 |

**EXPENSES**

| | |
|---|---:|
| Consulting | 66,321 |
| Dues and subscriptions | 10,120 |
| Communications | 7,268 |
| Professional fees | 7,502 |
| Promotion and travel | 25,343 |
| Depreciation | 9,696 |
| Compliance and regulatory fees | 1,287 |
| Office | 3,555 |
| Other | 5,804 |
| Total Expenses | 136,896 |
| NET INCOME | $ 128,054 |

The accompanying notes are an integral
part of these financial statements.

3

# LANE FINANCIAL L.L.C.

(An Illinois Limited Liability Company)

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

| | |
|---|---:|
| Balance at December 31, 2001 | $ 46,311 |
| Member contributions | - |
| Member withdrawals | ( 50,000) |
| Net income | 128,054 |
| Balance at December 31, 2002 | $ 124,365 |

The accompanying notes are an integral
part of these financial statements.

4

# LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)

## STATEMENT OF CASH FLOWS

### YEAR ENDED DECEMBER 31, 2002

**Cash flows from operating activities:**

| | |
|---|---:|
| Net income | $ 128,054 |
| Adjustment to reconcile net income to net cash provided by operating activities | |
| Depreciation | 9,696 |
| Changes in operating assets and liabilities: | |
| Increase in accounts receivable | ( 73,882) |
| Increase in accounts payable | 960 |
| Total adjustments | ( 63,226) |
| Net cash provided by operating activities | 64,828 |

**Cash flows from investing activities:**

| | |
|---|---:|
| Purchase of furniture, fixtures and equipment | ( 14,771) |
| Net cash used in investing activities | ( 14,771) |

**Cash flows from financing activities:**

| | |
|---|---:|
| Member contributions | - |
| Member withdrawals | ( 50,000) |
| Net cash used in financing activities | ( 50,000) |
| Net increase in cash | 57 |
| Cash at December 31, 2001 | 29,572 |
| Cash at December 31, 2002 | $ 29,629 |

Supplemental Cash Flow information:
There were no cash payments for interest or taxes during the year.

The accompanying notes are an integral
part of these financial statements.

# LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)
## NOTES TO FINANCIAL STATEMENTS
### YEAR ENDED DECEMBER 31, 2002

## 1.  ORGANIZATION

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and acts as an introducing broker whose accounts are cleared and carried by other broker-dealers on a fully disclosed basis. The Company also engages in various consulting activities.

## 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates
The accompanying financial statements are prepared in conformity with generally accepted accounting principles which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. When assets are sold or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss on disposition is recorded in the statement of operations. Accumulated depreciation at December 31, 2002 was $15,962.

### Revenues from Commissions/Consulting
Commissions from securities transactions are recorded on a settlement date basis, which does not materially differ from a trade date basis. Consulting fees are recorded when earned.

### Securities
Securities owned do not have a ready market and are valued at Manager's fair value.

### Income Taxes
No provision has been made for income taxes as the taxable income or loss is included in the respective income tax returns of the Members.

# LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)

## NOTES TO FINANCIAL STATEMENTS

### YEAR ENDED DECEMBER 31, 2002

(Continued)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Fair Value of Derivative Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

### Comprehensive Income

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

## 3. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to minimum capital requirements of the Securities and Exchange Commission's Rule 15c3-1 (the "Rule"). Under the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" (a maximum ratio of 15 to 1) as those terms are defined by the Rule. As of December 31, 2002, the Company's regulatory net capital of $113,093 exceeded required net capital by $108,093. The ratio of "aggregate indebtedness" to "net capital" was less than 1 to 1.

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

## 4. OTHER RELATED PARTY TRANSACTIONS

During 2002, the Company received $71,246 in investment advisory revenues from an entity in which the Member serves on the Board of Directors.

SUPPLEMENTARY INFORMATION

# LANE FINANCIAL L.L.C.
## (An Illinois Limited Liability Company)
### COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c 3-1
### DECEMBER 31, 2002

CREDITS

| | |
|---|---:|
| Member's equity | $ 124,365 |
| TOTAL CREDITS | 124,365 |

DEBITS
Non-allowable assets

| | |
|---|---:|
| Furniture and fixtures, net | ( 12,932) |
| Accounts receivable | ( 83,464) |
| TOTAL DEBITS | ( 96,396) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES | 27,969 |

| | | |
|---|---:|---:|
| Haircuts on securities | $( 3,300) | |
| TOTAL HAIRCUTS | | ( 3,300) |
| NET CAPITAL | | $ 24,669 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---:|
| Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000) | $ 5,000 |
| EXCESS NET CAPITAL | $ 19,669 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | |
|---|---:|
| Total liabilities (from Statement of Financial Condition) | $ 4,960 |
| Percentage of aggregate indebtedness to net capital | 20% |

# LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3**
DECEMBER 31, 2002

These schedules are not applicable as LANE FINANCIAL L.L.C. is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of LANE FINANCIAL L.L.C."

# SCHULTZ & CHEZ, L.L.P.
*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

### INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
    LANE FINANCIAL L.L.C.
       Kenilworth, Illinois

In planning and performing our audit of the financial statements of LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2002 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz and Chg, LLP

Chicago, Illinois
January 24, 2003

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